FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax   +27 11 562-9838
www.goldfields.co.za

GOLD FIELDS TO RELEASE RESULTS FOR THE QUARTER ENDED 30 JUNE 2011

Johannesburg, 13 July 2011. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its results for the quarter ended 30 June 2011 on the company's website www.goldfields.co.za at 08:00 am SA time on Thursday, 11 August 2011.

<u>LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST</u>

Management will host a results presentation at the time and venue listed below:

Date: Thursday, 11 August 2011
Time: 09:15 for 09:30
Venue: **Summer Place**
            69 Melville Road, Hyde Park

RSVP: Kindly confirm attendance with Francie Whitley via reply email or tel: +27 11 562-9712.

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.co.za at 09:30 (SA time) on 11 August 2011.

<u>SUMMIT TV</u>

A simultaneous Live Results broadcast will be available to Southern African viewers via Summit, DStv Channel 412.

<u>TELECONFERENCE</u>
A global teleconference will be held on the same day (11 August 2011) at 16:00 South African time (United States: 10:00am Eastern time). <u>An invitation with full details is attached</u>.

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile   +857 241-7127
email   Willie.Jacobsz@
         gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile   +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile   +27 (0) 83 260-9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

CONFERENCE CALL

GOLD FIELDS LIMITED
Results for the quarter ended 30 June 2011
11 August 2011

Johannesburg: 16:00
For United Kingdom: 15:00 hours GMT
For North America: 10:00 a.m., Eastern time

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 605 3852

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor contacts:
Zakira Amra	Phone:	+27 (0) 79 694 0267	Zakira.amra@goldfields.co.za
Nikki Catrakilis-Wagner	Phone:	+27 (0) 83 309-6720	nikki.catrakilis-wagner@goldfields.co.za
Willie Jacobsz	Phone:	+1 857 241-7127	willie.jacobsz@gfexpl.com
Francie Whitley	Phone:	+27 (0) 82 321-7344	franciew@goldfields.co.za

Media contact:
Sven Lunsche	Phone:	+27 (0) 83 260-9279	sven.lunsche@goldfields.co.za

-ends-

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 13 July 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs